JOHN HANCOCK TRUST
AMENDMENT TO SUBADVISORY AGREEMENT
Invesco Aim Capital Management, Inc.
     AMENDMENT made as of this 26th day of September, 2008 to the Subadvisory Agreement dated January 28, 1999 (the “Agreement”), as amended, between John Hancock Investment Management Services, LLC, a Delaware limited partnership (the “Adviser”), and Invesco Aim Capital Management, Inc., (the “Subadviser”). In consideration of the mutual covenants contained herein, the parties agree as follows:
1. SUBADVISER’S USE OF AGENTS
     Subadviser may from time to time employ or associate itself with any person or persons believed to be particularly fit to assist in its performance of services under this Agreement, provided no such person serves or acts as an investment adviser separate from Subadviser so as to require a new written contract pursuant to the 1940 Act. Subadviser will act in good faith and with due diligence in the selection, use and monitoring of such persons, including affiliates, subsidiaries or agents. Subadviser shall remain liable for Subadviser’s obligations hereunder and for all actions of any such affiliates, subsidiaries or agents to the same extent as Subadviser is liable for its own actions hereunder. The compensation of any such persons will be paid by Subadviser, and no obligations will be incurred by, or on behalf of, Adviser or the Trust with respect to them.
2. EFECTIVE DATE
     This Amendment shall become effective upon the later to occur of: (i) approval of the Amendment by the Board of Trustees of John Hancock Trust, and (ii) execution of the Amendment.
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     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed under seal by their duly authorized officers as of the date first mentioned above.
John Hancock Investment Management Services, LLC

By:	/s/Bruce R. Speca Bruce R. Speca
Executive Vice President

Invesco Aim Capital Management, Inc.

By:	P. Michelle Grace
P. Michelle Grace
Vice President